                                                       Registration No. 33-62651
                                                       Rule No. 424(b)(4)

                               2,500,000 Shares

                        [LOGO OF GENZYME APPEARS HERE]

                         General Division Common Stock
                               ($.01 par value)

                                  ----------

All of the shares of Genzyme General Division Common Stock ("General Division Stock") offered hereby are being sold by Genzyme Corporation (the "Company" or "Genzyme"). The General Division Stock is listed on the Nasdaq National Market under the symbol "GENZ." On October 12, 1995, the reported last sale price of the General Division Stock on the Nasdaq National Market was $51.75 per share.

The General Division Stock is common stock of the Company and is intended to reflect the value and track the performance of the Genzyme General Division (the "General Division"), which operates in four major business areas: therapeutics, diagnostic services, diagnostic products and pharmaceuticals. The General Division Stock is one of two classes of the Company's common stock, the other being Genzyme Tissue Repair Division Common Stock ("TR Stock"). The relative voting power of one share of General Division Stock and one share of TR Stock will fluctuate based upon the relative Fair Market Values (as defined herein) of one share of General Division Stock and one share of TR Stock as set forth herein. Dividends on the General Division Stock will be payable when, as and if declared by the Board of Directors of the Company out of the lesser of funds of the Company legally available therefor and specified funds available to the General Division. Genzyme has never paid a cash dividend on any class of its capital stock and currently intends to retain all earnings for use in its business. Upon a liquidation of Genzyme (other than in connection with a merger, business combination or sale of substantially all assets), holders of outstanding General Division Stock and TR Stock are entitled to receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such class, which are presently one liquidation unit for each share of General Division Stock and .29 liquidation units for each share of TR Stock. The liquidation unit amounts will not be adjusted except to avoid dilution in the aggregate liquidation rights of either class in the event of a stock split or combination, stock dividend or the like. See "Description of Genzyme Capital Stock."


                                  ----------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE GENERAL DIVISION STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 6 HEREIN.

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                          Underwriting
                                              Price to    Discounts and  Proceeds to
                                               Public      Commissions   Company(1)
                                            ------------- ------------- -------------
Per Share..................................    $51.25         $2.05        $49.20
Total (2).................................. $128,125,000   $5,125,000   $123,000,000

(1) Before deduction of expenses payable by the Company estimated at $350,000.
(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 375,000 additional shares to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $147,343,750, Underwriting Discounts and Commissions will be $5,893,750 and Proceeds to Company will be $141,450,000.

                                  ----------

  The Shares are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Shares will be ready for delivery on or about October 18, 1995.

CS First Boston
               Cowen & Company
                                  Lehman Brothers
                                                       PaineWebber Incorporated

               The date of this Prospectus is October 12, 1995.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE GENERAL DIVISION STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING CERTAIN UNDERWRITERS AND THEIR AFFILIATES HAVE ENGAGED IN PASSIVE MARKET MAKING TRANSACTIONS IN THE GENERAL DIVISION STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. (SEE "UNDERWRITING.")

DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE GENERAL DIVISION STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission with respect to the General Division Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and reference is made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the General Division Stock. Such reports, proxy statements, Registration Statement and exhibits and other information omitted from this Prospectus can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates in this Prospectus by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended by Amendment Nos. 1 and 2 thereto on Form 10-K/A filed with the Commission on June 15, 1995 and September 13, 1995, respectively; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, each as amended by Amendment No. 1 thereto on Form 10-Q/A filed with the Commission on September 13, 1995;
(iii) the Company's Current Reports on Form 8-K filed with the Commission on September 21, 1995 and October 12, 1995; (iv) the description of General Division Stock contained in the Company's Registration Statement on Form 8-B filed with the Commission on February 28, 1992, as amended by Form 8-B/A, filed with Commission on March 31, 1995; (v) the description of General Division Common Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, filed with the Commission on March 23, 1989, as amended by Form 8-A/A, filed with the Commission on November 28, 1994; (vi) the financial statements appearing at pages III-19 to III-42 of Annex III, pages IV-38 to IV-41 of Annex IV, pages V-37 to V-41 of Annex V and pages VI-2 to VI-6 of Annex VI to the Prospectus/Joint Proxy Statement included in Genzyme's Registration Statement on Form S-4 (File No. 33-83346), which became effective on November 9, 1994; and (vii) the Quarterly Report of BioSurface Technology, Inc. ("BioSurface") on Form 10-Q for the quarter ended September 30, 1994 filed with the Commission on November 12, 1994.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to the executive offices of the Company, One Kendall Square, Cambridge, Massachusetts 02139, Attention: Shareholder Services, telephone (617) 252-7526.

                              PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements appearing elsewhere in this Prospectus and in the documents incorporated into this Prospectus by reference. Unless otherwise indicated or the context otherwise requires, (i) information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and (ii) all references herein to shares of Genzyme General Division Common Stock ("General Division Stock") and Genzyme Tissue Repair Division Common Stock ("TR Stock") also include the associated Preferred Stock Purchase Rights represented by the same certificates. See "Description of Genzyme Capital Stock." The shares of General Division Stock offered hereby involve a high degree of risk. Investors should carefully consider the information set forth under the heading "Risk Factors."

                              Genzyme Corporation

  Genzyme is a diversified, integrated human health care company which operates in five major business areas. The Company's business activities with respect to therapeutics, diagnostic services, diagnostic products and pharmaceuticals are organized as the Genzyme General Division (the "General Division"). Genzyme's activities to develop, produce and market technologically advanced products and services for the treatment and prevention of serious tissue damage are conducted through the Genzyme Tissue Repair Division ("GTR").

  Genzyme currently has two classes of common stock outstanding, General Division Stock and TR Stock, which are intended to reflect the value and track the performance of the General Division and GTR, respectively. Holders of both classes of common stock are stockholders of Genzyme, which owns all of the assets and is responsible for all liabilities of the Company. The Company has recently completed an offering of 3,000,000 shares of TR Stock to the public in an underwritten public offering (the "TR Stock Offering"), the net proceeds of which were allocated to GTR.

  Genzyme's principal executive offices are located at One Kendall Square, Cambridge, Massachusetts 02139. Its telephone number is (617) 252-7500.

                              The General Division

  The General Division operates in four major business areas: therapeutics, diagnostic services, diagnostic products and pharmaceuticals.

  The General Division's Therapeutics business markets Ceredase(R) enzyme and Cerezyme(R) enzyme, products for the treatment of Gaucher disease. The General Division's results of operations are highly dependent on sales of these products which, for 1994, totaled $172.0 million. Other therapeutic products under development include a line of biomaterial products based on hyaluronic acid ("HA") to limit the formation of postoperative adhesions (which include Seprafilm(TM), Sepracoat(TM) and Sepragel(TM)) and to replace synovial fluid (collectively, the "Surgical Products"), Thyrogen(R) hormone for use in the diagnosis and treatment of thyroid cancer, and products for the treatment of cystic fibrosis ("CF"). The Surgical Products are being developed on behalf of Genzyme Development Partners, L.P. ("Genzyme Development Partners"), a research and development limited partnership, and the CF products are being developed on behalf of Neozyme II Corporation ("Neozyme II"), a special purpose accelerated research corporation.

  The General Division's Diagnostic Services business, which operates under the name Integrated Genetics, provides a broad range of classical and molecular cytogenetic and biochemical testing services to physicians, hospitals, clinical laboratories, genetic centers and health maintenance organizations in the United States and internationally. Integrated Genetics also provides identity testing services to state and local government agencies, attorneys and various courts in the United States, and tissue matching services to bone marrow registries. The General Division is also developing fetal cell separation technology intended to be used by laboratories that conduct prenatal genetic testing to isolate fetal cells in maternal blood samples.

  The General Division's Diagnostic Products business is a supplier of diagnostic enzymes and substrates for the manufacture of reagents and clinical diagnostic kits, such as those used for amylase and cholesterol testing. It also sells a line of immunobiologicals to laboratories for research use, and a broad range of antibody and antigen based ELISA test kits. This business also supplies the only in vitro diagnostic test kit commercially available for the direct measurement of low density lipoprotein (LDL) cholesterol from blood samples.

  The General Division's Pharmaceuticals business develops, manufactures and sells a range of active drug substances, pharmaceutical intermediates, synthetic phospholipids and peptides to pharmaceutical, biotechnology and other companies in the health care industry.

                              Recent Developments

  In January 1995, Genzyme announced the results of a clinical trial of Seprafilm(TM) (formerly referred to as HAL-F(TM) Bioresorbable Membrane) in patients undergoing abdominal surgery, and in September 1995, Genzyme announced the results of a similar trial in patients undergoing gynecological surgery. The results of the Seprafilm(TM) studies indicated that use of the product significantly reduced the incidence, extent and severity of adhesions following surgery. The results of the Seprafilm(TM) trial in abdominal surgery will be presented at the October 24, 1995 meeting of the American College of Surgeons. In August 1995, the U.S. Food and Drug Administration ("FDA") notified Genzyme that the agency would expedite its review of a Pre-Market Approval application ("PMA") for approval to market Seprafilm(TM) in the United States for abdominal and gynecological surgery applications. Genzyme intends to file the Seprafilm(TM) PMA later this year. Genzyme has also been notified by regulatory agencies in the Netherlands, Sweden, Denmark and Ireland that such agencies have no objection to Genzyme marketing Seprafilm(TM) in those countries at this time. Authorization from the FDA for export of the product to these four countries has already been obtained, and the General Division plans to begin test marketing Seprafilm(TM) in the Netherlands by year end.

  In October 1995, Genzyme announced the results of a clinical trial of Sepracoat(TM) (formerly referred to as HAL-C(TM) Coating Solution) in patients undergoing gynecological surgery. The results of that study indicated that use of Sepracoat(TM) significantly reduced the incidence of post-operative adhesions. In October 1995, the FDA notified Genzyme that it would expedite review of a PMA for approval to market Sepracoat(TM) for gynecological surgery applications, and Genzyme plans to file the Sepracoat(TM) PMA later this year.

  Seprafilm(TM) and Sepracoat(TM) are two of four proprietary products based on natural and modified forms of HA being developed by the General Division on behalf of Genzyme Development Partners. The Surgical Products are intended to be used during surgical procedures to limit formation of postoperative adhesions and, in arthroscopic procedures, as a synovial fluid replacement. Adhesions are fibrous structures that connect tissues or organ surfaces that are not normally joined. They are an undesirable side effect of the body's normal healing process following damage to tissue. Adhesions can cause significant complications such as bowel obstruction following abdominal surgery, infertility and pain following gynecological surgery and restricted limb motion following musculoskeletal surgery.

  In 1993, approximately 7.5 million abdominal surgical procedures and 2.2 million gynecological surgical procedures were performed in the United States. In addition, approximately 450,000 adhesiolysis procedures were performed in the United States in the period from October 1992 through September 1993 to correct damage associated with postoperative adhesion formation. The General Division believes that an estimated 3.1 million open surgical procedures (1.8 million abdominal and 1.3 million gynecological) performed annually in the United States pose the greatest risk for the formation of postoperative adhesions and represent the initial market opportunity for the use of Seprafilm(TM) and Sepracoat(TM) in the United States. Comprehensive information regarding the number of abdominal and gynecological surgical procedures in Europe is not readily available. However, the General Division believes that the European markets for Seprafilm(TM) and Sepracoat(TM) are significant, but are likely to be smaller than the U.S. markets for these products.

                                 The Offering

General Division Stock offered by the Company .......................       2,500,000 shares
General Division Stock to be outstanding after the offering .........       29,254,922 shares(1)
Use of proceeds .....................................................       For general corporate
                                                                            purposes of the General
                                                                            Division
Nasdaq National Market symbol .......................................       GENZ

-----------------------------

(1) Based on shares outstanding on June 30, 1995. Excludes 6,008,516 shares of General Division Stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $31.356 per share, 3,440,523 shares reserved for issuance upon exercise of outstanding warrants with a weighted average exercise price of $32.40 per share, and 2,415,000 shares reserved for issuance upon exercise of warrants that will become exercisable if Genzyme fails to purchase the callable common stock of Neozyme II Corporation before December 31, 1996.

                                  RISK FACTORS

Risks Related to Two Classes of Common Stock:

  Genzyme currently has two classes of common stock outstanding: General Division Stock and TR Stock. General Division Stock and the TR Stock are intended to reflect the value and track the performance of the General Division and GTR, respectively. Prospective investors in General Division Stock should carefully consider the following factors in evaluating such an investment.

Stockholders of One Company; Financial Impacts on One Division Could Affect the Other. Genzyme continues to hold title to all of its assets and is responsible for all of its liabilities, and the holders of General Division Stock and the TR Stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the class of stock they hold. Liabilities or contingencies of either division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of both divisions. Prospective investors in General Division Stock should, therefore, read Genzyme's consolidated financial statements in conjunction with the financial statements of the General Division, which have each been incorporated herein by reference. See also "Genzyme General Division Summary Financial Data" and "Additional Financial Data - Genzyme Corporation Consolidated."

No Rights or Additional Duties With Respect to the Divisions; Potential Conflicts. Holders of General Division Stock and TR Stock have only the rights of stockholders of Genzyme, and, except in limited circumstances, do not have any rights specifically related to the General Division or GTR, respectively.

  The existence of separate classes of common stock may give rise to occasions when the interests of holders of General Division Stock and holders of TR Stock may diverge or appear to diverge. Although Genzyme is aware of no precedent concerning the manner in which Massachusetts law would be applied to the duties of a board of directors in the context of two classes of common stock with divergent interests, Genzyme believes that a Massachusetts court would hold that a board of directors owes an equal duty to all stockholders regardless of class and does not have separate or additional duties to any group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner it reasonably believes to be in the best interests of the corporation. Genzyme believes that, under Massachusetts law, a good faith determination by a disinterested and adequately informed board of directors that an action is in the best interests of the corporation should represent an appropriate defense to any challenge by or on behalf of the holders of any class of stock that such action could have a disparate effect on different classes of common stock.

  Disproportionate ownership interests of members of the Board of Directors of Genzyme (the "Board") in either class of common stock or disparities in the value of such stock could create or appear to create potential conflicts of interest when directors are faced with decisions that could have different implications for each class of stock. Nevertheless, Genzyme believes that a director would be able to discharge his or her fiduciary responsibilities even if his or her interests in shares of such classes were disproportionate or had disparate values. The Board may also from time to time establish one or more committees to review matters presented to it that raise conflict issues, which committee(s) would report to the full Board on such matters.

No Additional Separate Voting Rights. Holders of General Division Stock and holders of TR Stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote. Except in certain limited circumstances provided under Massachusetts law, in Genzyme's Articles of Organization, as amended, and in the management and accounting policies adopted by the Board, holders of each class of common stock have no rights to vote on matters as a separate class. Accordingly, except in limited circumstances, holders of shares of one class of common stock could not bring a proposal to a vote of the holders of that class of common stock only, but would be required to bring any proposal to a vote of both classes of common stock.

  On all matters as to which common stockholders generally are entitled to vote, each share of General Division Stock has one vote, and each share of TR Stock will, through December 31, 1996, have .29 votes. On January 1, 1997 and on January 1 every two years thereafter, the number of votes to which each share of TR Stock is entitled will be adjusted to equal the ratio of the Fair Market Value of one share of TR Stock to the Fair Market Value of one share of General Division Stock as of such date. The term "Fair Market Value" is defined in Genzyme's Articles of Organization and under the heading "Description of Genzyme Capital Stock - Exchange of TR Stock" herein.

  Certain matters as to which the holders of common stock are entitled to vote may involve a divergence or the appearance of a divergence in the interests of holders of General Division Stock and holders of TR Stock. If, when a stockholder vote is taken on any matter as to which a separate vote by either class is not required and the holders of either class of common stock would have more than the number of votes required to approve any such matter, the holders of that class would control the outcome of the vote on such matter. Holders of General Division Stock and holders of TR Stock currently have approximately 89% and 11%, respectively, of the total voting power of Genzyme. The percentages of the total voting power of Genzyme held by the holders of General Division Stock and TR Stock, upon completion of this offering and assuming the over-allotment option granted to the underwriters in connection with the TR Stock Offering is not exercised, will be approximately 89.5% and 10.5%, respectively. As a result, on matters which are submitted to a vote of the holders of both classes of common stock, the preferences of the holders of General Division Stock are likely to dominate and determine the outcome of such vote unless and until the relative number of shares outstanding and/or the market value of General Division Stock and TR Stock materially changes.

Exchange of TR Stock. The Board can, in its sole discretion, determine to exchange shares of TR Stock for cash or shares of General Division Stock (or any combination thereof) at a 30% premium over Fair Market Value of the TR Stock at any time after December 31, 1995. In addition, following a disposition of all or substantially all assets of GTR, the shares of TR Stock are subject to mandatory exchange by Genzyme for cash and/or shares of General Division Stock at a 30% premium over Fair Market Value of the TR Stock as determined by the trading prices during a specified period prior to public announcement of the disposition. Consequently, holders of TR Stock may receive a greater or lesser premium for their shares than any premium paid by a third party buyer of all or substantially all of the assets of GTR. In addition, any such exchange of shares of General Division Stock could be made at a time when General Division Stock may be considered to be undervalued and would dilute the interests of the holders of General Division Stock. See "Description of Genzyme Capital Stock - Exchange of TR Stock" and "Management and Accounting Policies Governing the Relationship of Genzyme Divisions -Open Market Purchases of Shares of any Class."

No Adjustment to Liquidating Distributions. In the event of a voluntary or involuntary dissolution, liquidation or winding up of the affairs of Genzyme (other than pursuant to a merger, business combination or sale of substantially all assets), holders of outstanding shares of General Division Stock and TR Stock would receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of such class. Currently, each share of General Division Stock has one liquidation unit and each share of TR Stock has .29 liquidation units. Because the liquidation units will not be adjusted to reflect changes in the relative market value or performance of the General Division and GTR, the per share liquidating distribution to a holder of General Division Stock or TR Stock is not likely to correspond to the value of the assets of the General Division or GTR, respectively, at the time of a dissolution, liquidation or winding up of Genzyme.

Management and Accounting Policies Subject to Change. The Board has adopted certain management and accounting policies applicable to the preparation of the financial statements of both divisions, the allocation of corporate expenses, assets and liabilities and other accounting matters, the reallocation of assets between divisions and other matters. These policies may, except as stated therein, be modified or rescinded in the sole discretion of the Board without the approval of Genzyme's stockholders, subject to the Board's fiduciary duty to all holders of Genzyme's capital stock, although there is no present intention to do so. The Board may also adopt additional policies depending upon the circumstances. See "Management and Accounting Policies Governing the Relationship of Genzyme Divisions."

Limited Trading History. As discussed above, the General Division Stock and the TR Stock are intended to reflect the value and track the performance of the General Division and GTR, respectively. Since the General Division Stock and the TR Stock have only a limited trading history, there can be no assurance as to the degree to which the market price of such classes of common stock will reflect the value and track the performance of the General Division and GTR as reflected in their respective financial statements. In addition, Genzyme cannot predict the impact that certain terms of the securities, such as the ability of Genzyme to exchange each share of TR Stock for cash and/or shares of General Division Stock, will have on the market prices of each class of common stock.

Risks Relating to the General Division:

  An investment in General Division Stock involves a high degree of risk. Accordingly, the following risk factors should be considered carefully in contemplating such an investment.

Dependence on Ceredase(R) and Cerezyme(R) Enzyme Sales. The General Division's results of operations and cash flows are highly dependent upon sales of its Ceredase(R) enzyme, a biotherapeutic product for the treatment of Gaucher disease, and Cerezyme(R) enzyme, a recombinant form of the enzyme. Commercial sales of Ceredase(R) and Cerezyme(R) began in April 1991 and June 1994, respectively, following receipt of FDA marketing approval. During 1994, sales from these two products totaled $172.0 million, or 72% of the General Division's product sales.

  The Ceredase(R) and Cerezyme(R) products have each been given orphan drug status by the FDA, which entitles Genzyme to market exclusivity for these products until April 1998 and May 2001, respectively. Legislation has been periodically introduced in recent years to amend the Orphan Drug Act to limit market exclusivity in certain situations. See "Risk Factors - Risks Relating to the General Division - Regulation by Government Agencies."

Limited Supply of Key Raw Material; Necessity of Approvals for Production of Cerezyme(R). Genzyme produces Ceredase(R) enzyme from raw material extracted from human placental tissue. Pasteur Merieux, located in France, is the only significant source of this material. Under its agreement with Genzyme, Pasteur Merieux is obligated to process at least 50% of its placental tissue and supply all of its output to Genzyme. Currently, it is processing all of its available material and supplying the output to Genzyme. If this agreement were terminated prior to the scheduled expiration in 2001 due to Pasteur Merieux's inability or failure to perform its obligations thereunder, or if Pasteur Merieux were to reduce the amount of material it processes, Genzyme might not be able to obtain alternative sources of such raw material at a commercially reasonable cost, if at all.

  The supply of starting material available for the production of Ceredase(R) enzyme effectively limits the amount of product that can be produced. During 1994, Genzyme and its supplier were successful in improving the yield of enzyme obtained from the starting material, thereby increasing the amount of product that could be produced. However, there can be no assurance that further improvements in yield will occur. Any disruption in the supply or manufacturing process of Ceredase(R) enzyme may have a material adverse effect on revenue in any period. To address supply constraints, Genzyme has developed Cerezyme(R) enzyme, a recombinant form of the enzyme that is not derived from human placental tissue. In 1994, Genzyme received approval to market this product in the United States and Israel and currently is working to expedite the foreign approvals needed to market Cerezyme(R) enzyme elsewhere abroad. Manufacturing constraints on Cerezyme(R) enzyme, presently produced in Genzyme's small scale cell culture plant, will limit the availability of the product for new patients until receipt of regulatory approval to use Genzyme's large scale mammalian cell culture manufacturing plant in Allston, Massachusetts for production of Cerezyme(R) enzyme.

No Assurance of Commercial Success of the Surgical Products. The successful commercialization of the Surgical Products will depend on many factors, including the breadth of labeling claims allowed by the FDA, the response of surgeons to the data from clinical trials, the General Division's ability to create or access a sales force able to market the Surgical Products, the General Division's ability to supply sufficient product to meet market demand, the degree to which third-party reimbursement for use of the Surgical Products is available, and the number and relative efficacy of competitive products that may subsequently enter the market. There can be no assurance that the General Division will be successful in its efforts to develop and implement a commercialization strategy for the Surgical Products.

  The Surgical Products will require FDA approval prior to marketing in the United States, and the General Division anticipates filing PMAs by the end of 1995 for the marketing of Seprafilm(TM) for abdominal and gynecological surgery applications and Sepracoat(TM) for gynecological surgical applications. There can be no assurance that the FDA will allow the General Division's labeling claims and permit the marketing of these products for a broad range of applications, if at all. In addition, the successful commercialization of the Surgical Products will require that surgeons become convinced of the efficacy of the products in preventing the formation of postoperative adhesions and incorporate the products as standard surgical practice in procedures where adhesions are a potential postoperative complication. There can be no assurance that the Surgical Products will be widely accepted by surgeons and used to the extent anticipated by the General Division.

  The General Division may require a specialized, hospital-based sales force to market the Surgical Products. Genzyme does not currently have such a sales force. Accordingly, Genzyme will need to hire and train additional sales personnel, enter into marketing and distribution agreements with one or more companies with an established presence in the hospital supply industry or acquire a company with such a presence. No discussions with potential distribution partners have taken place and there is no assurance that, if the General Division desires such a partnering opportunity, it will be available on acceptable terms. The General Division may encounter difficulty or unforeseen delays in hiring and training or acquiring such a sales force, which may have an adverse effect on the commercialization of the Surgical Products.

  The General Division has developed manufacturing facilities in the United Kingdom for bulk production of HA powder, from which Seprafilm(TM) and Sepracoat(TM) are produced. Seprafilm(TM) production facilities have been built in Framingham, Massachusetts with a capacity sufficient for the market introduction and initial commercialization of the product. The General Division will need to expand its manufacturing capacity for Seprafilm(TM) in order to meet any additional market demand over and above its present capacity, and initial planning for that expansion is underway. Although the General Division has successfully produced finished product in its existing manufacturing facilities, the General Division has not operated these facilities at a capacity anticipated to be required for commercial production of the Surgical Products. There can be no assurance that the General Division will be successful in producing material at such capacity that conforms to established product specifications while maintaining production efficiency.

  Third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. The General Division has not yet formulated a pricing policy with respect to the Surgical Products. The successful commercialization of the Surgical Products is dependent on obtaining coverage and reimbursement from these third-party payors for the use of these products. See "Risk Factors - Risks Relating to the General Division - Third Party Reimbursement and Health Care Cost Containment Initiatives."

  The Surgical Products will also face significant competition both from other HA-based products and from non-HA-based products intended to reduce adhesions resulting from surgical trauma. See "Risk Factors - Risks Relating to the General Division - Intense Competition."

Uncertainty of Product Development. Genzyme's future success is largely dependent upon its ability to develop, manufacture and sell technologically advanced new products. Such products must be developed, tested and, in most cases, approved for use by appropriate government agencies. Once approved, they must be manufactured in commercial quantities and marketed successfully. Each of these steps, as well as the process taken as a whole, involves significant time and expense. There can be no assurance that any of Genzyme's products under development, if and when fully developed and tested, will perform in accordance with Genzyme's expectations, that necessary regulatory approvals will be obtained in a timely manner, if at all, or that these products can be successfully and profitably manufactured and sold.

Technology Transferred to Genzyme Development Partners and Neozyme II. Genzyme organized two special purpose research and development entities, Genzyme Development Partners and Neozyme II, to which it transferred technology and commercial rights to certain products that Genzyme previously had under development. Genzyme has options to purchase the limited partnership interests in Genzyme Development Partners under certain circumstances and to acquire all of the outstanding shares of the callable common stock of Neozyme II. It is uncertain at this time whether Genzyme will exercise either or both of these options. If Genzyme does not exercise these options, it will have no rights to the related products of Neozyme II and limited rights in revenues generated from the sale of the Genzyme Development Partners' products. If Genzyme does exercise these options, it will be required to make substantial cash payments or to issue shares of General Division Stock, or both. Cash payments will diminish Genzyme's capital resources. Payments in General Division Stock could result in dilution to holders of General Division Stock and could negatively affect the market price of such stock.

Future Capital Needs. Although Genzyme currently has substantial cash resources, it has committed to utilize a portion of such funds for certain purposes, such as making certain payments to third parties in connection with strategic collaborations and acquisitions. In addition, should Genzyme exercise its option to acquire Neozyme II callable common stock or its option to acquire the partnership interests in Genzyme Development Partners using cash to pay some or all the exercise price, its cash resources will be diminished. As a result, Genzyme may have to obtain additional financing. There can be no assurance that such financing will be available on acceptable terms.

Uncertainty Regarding Patents and Protection of Proprietary Technology. Genzyme's success depends, to a large extent, on its ability to maintain a competitive technological position in its product areas. Proprietary rights relating to Genzyme's products are protected from unauthorized use by third parties only to the extent that they are covered by patents or are maintained in confidence as trade secrets. Genzyme has filed for patents and has rights to numerous patents and patent applications worldwide. While certain of Genzyme's patents have been allowed or issued, there can be no assurance that any additional patents will be allowed or will issue or that, to the extent issued, such patents will effectively protect the proprietary technology of Genzyme. Genzyme has also relied upon trade secrets, proprietary know-how and continuing technological innovation to develop and maintain its competitive position.
There can be no assurance that others will not independently develop such know-how or otherwise obtain access to Genzyme's technology. While Genzyme's employees, consultants and corporate partners with access to proprietary information are generally required to enter into confidentiality agreements, there can be no assurance that these agreements will be honored. Certain of Genzyme's consultants have developed portions of Genzyme's proprietary technology at their respective universities or in government laboratories.
There can be no assurance that such universities or governmental authorities will not assert rights to intellectual property arising out of university or government based research conducted by such consultants. In addition, patent litigation is widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect Genzyme.

  Parties not affiliated with Genzyme may hold pending or issued patents relating to the technology utilized by Genzyme in its products presently available or under development. Genzyme may, depending on the final formulation of such products, need to acquire licenses to, or contest the validity of, such patents or any other similar patents that may be issued. The extent to which Genzyme may need to license such rights or contest the validity of such patents depends on the scope and validity of such patents and ultimately on the final design or formulation of its products under development. The cost and ability to license any such rights and the likelihood of successfully contesting the validity of such patents are uncertain.

Intense Competition. Genzyme is engaged in a segment of the human health care products industry that is extremely competitive. Competitors in the United States and elsewhere are numerous and include major pharmaceutical, chemical and biotechnology companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than Genzyme. These companies may succeed in developing products that are more effective than any that have been or may be developed by Genzyme and may also be more successful than Genzyme in producing and marketing these products.

Rapid Technological Change. The field of biotechnology is expected to continue to undergo significant and rapid technological change. Although Genzyme will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and discoveries by others will not render Genzyme's products or processes obsolete.

Regulation by Government Agencies. Most of the products Genzyme plans to manufacture and sell will require approval by governmental agencies in the United States and elsewhere. In particular, human therapeutic and diagnostic products are subject to pre-marketing approval by the FDA and comparable agencies in foreign countries. The process of obtaining these approvals varies according to the nature and use of the product and can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time consuming procedures. There can be no assurance that any of the required approvals will be granted on a timely basis, if at all.

  Certain of Genzyme's products, including its Ceredase(R) and Cerezyme(R) enzymes, have been designated as orphan drugs under the Orphan Drug Act, which provides incentives to manufacturers to develop and market drugs for rare
diseases.   The Orphan Drug Act generally entitles the first developer to receive FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. However, legislation has been periodically introduced in recent years to amend the Orphan Drug Act. Such legislation has generally been directed to shortening the period of automatic market exclusivity and granting certain marketing rights to simultaneous developers of a drug. The effect on Genzyme of any amendments ultimately adopted cannot be assessed at this time.

  Although Genzyme has filed for or received orphan drug designation for various other products, Genzyme believes that the commercial success of these products will depend more significantly on the associated safety and efficacy profile and on the price and other characteristics of each product relative to competitive or alternative treatments than on any exclusivity afforded by the Orphan Drug Act. Additionally, these products may be protected by patents and other means. Nonetheless, it is not possible to predict precisely what effect a lessening of the market exclusivity protection afforded by the Orphan Drug Act would have on Genzyme's results of operations.

Foreign Sales Activities. Foreign sales accounted for 37% of the General Division's total revenues in 1994, and Genzyme anticipates that foreign sales will continue to represent a significant percentage of Genzyme's revenues. Accordingly, a substantial portion of Genzyme's revenues may be subject to currency fluctuations and other risks associated with foreign operations. In addition, the strength of the United States dollar in relation to certain foreign currencies may adversely affect Genzyme's sales to foreign customers.

Third-Party Reimbursement and Health Care Cost Containment Initiatives. A majority of Genzyme's revenues are attributable directly or indirectly to payments received from third-party payors. Genzyme's revenues and profitability may be affected by ongoing efforts of third-party payors to contain such costs. In addition, during 1994, the Clinton administration and Congress proposed the implementation of broad based health care cost containment measures. While these proposals were not implemented, it is likely that health care measures will again be proposed in the present or future Congressional sessions. Accordingly, the effects on Genzyme of any such measures that are ultimately adopted cannot be assessed at this time.

Product Liability and Limitations of Insurance. Genzyme may be subject to product liability claims in connection with the use or misuse of its products during testing or after commercialization. While Genzyme has taken, and continues to take, what it believes are appropriate precautions, there can be no assurance that Genzyme will avoid significant liability exposure. Genzyme has only limited amounts of product liability insurance. If Genzyme attempts to obtain additional insurance in the future, there can be no assurance that it will be able to do so on acceptable terms, if at all, or that such insurance will provide adequate coverage against claims asserted.

Potential Conflicts of Interest of Directors. Certain directors of Genzyme are also directors of other companies in the biotechnology and pharmaceutical industries or provide consulting or similar services to other companies doing business in such industries. As such, those directors may be subject to conflicts of interest with respect to business opportunities that may be of interest to two or more of the entities with which they have fiduciary or contractual relationships. In addition, the scope of research and development being conducted by Genzyme is very broad, and such other entities may be engaged in research and development activities with respect to products that may compete directly with products marketed by Genzyme in the future. Each director of Genzyme has been advised that he has an obligation to disclose any competitive relationship and any interest that he or a company with which he is affiliated may have in any transaction involving Genzyme. Should the Board be presented with any matters in which a director has such a conflicting interest, the decision would be made by the Board or a committee thereof without participation by the interested director. Notwithstanding this policy, it is possible that a conflict of interest may affect the actions of a director in performing his duties on the Board.

Possible Volatility of Share Price and Absence of Dividends. The market prices for securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations or new commercial products by Genzyme or its competitors, governmental regulation, patent or proprietary rights developments, public concern as to the safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of General Division Stock. No cash dividends have been paid on General Division Stock to date and Genzyme does not anticipate paying cash dividends on either class of its common stock in the foreseeable future.

Change in Control. Certain provisions of Genzyme's Articles of Organization and By-Laws and the terms of Genzyme's Stockholder Rights Plan may have the effect of delaying, deferring or preventing a change in control of Genzyme, thereby possibly having the effect of depriving stockholders of the opportunity to receive a premium for their shares. Certain provisions of Massachusetts law may have a similar effect. See "Description of Genzyme Capital Stock - "Anti-Takeover" Provisions."


                                USE OF PROCEEDS

  The net proceeds to be received from the sale of the Shares offered hereby are estimated to be $122,650,000 ($141,100,000 if the Underwriters' over-allotment option is exercised in full) and will be allocated in full to the General Division. While the General Division currently has no commitments for use of the net proceeds of the offering, its management anticipates that the net proceeds, including interest thereon, will be used for general corporate purposes, including possible future acquisitions or reacquisitions of technology, product rights and distribution rights. Until applied to any of the foregoing uses, the net proceeds of this offering will be invested in high quality interest bearing investments or deposit accounts.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the General Division as of June 30, 1995 and as adjusted to reflect the issuance of the shares of General Division Stock offered hereby:

                                                 June 30, 1995
                                              ---------------------
                                              (dollars in thousands)
                                                                    As
                                            Actual              adjusted(1)
                                            ------              --------
Convertible subordinated notes ......      $100,000             $100,000

Other long-term debt ................        28,302               28,302

Division equity (2) .................       436,386              559,036
                                            -------              -------


Total capitalization                        $564,688            $687,338
                                            ========            ========

_______________________

(1) As adjusted to reflect the application of the net proceeds of the offering, approximately $122,650,000.

(2) Excludes 6,008,516 shares of General Division Stock reserved for issuance upon exercise of outstanding options with a weighted average exercise price of $31.356 per share, 3,440,523 shares reserved for issuance upon exercise of outstanding warrants with a weighted average exercise price of $32.40 per share, and 2,415,000 shares reserved for issuance upon exercise of warrants that will become exercisable if Genzyme fails to purchase the callable common stock of Neozyme II Corporation before December 31, 1996.

                     PRICE RANGE OF GENERAL DIVISION STOCK
                              AND DIVIDEND POLICY

  The General Division Stock commenced trading on December 16, 1994 following the redesignation of the then-existing common stock of Genzyme ("Genzyme Common Stock") and the creation of the TR Stock. The General Division Stock is traded in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol GENZ. The following tables set forth, for the periods indicated, the high and low sale prices for Genzyme Common Stock and General Division Stock as reported by Nasdaq.


                              Genzyme Common Stock
                              --------------------

                                                         High      Low
                                                        -------  -------
1993:
       First Quarter..................................  $46 1/4  $27 1/2
       Second Quarter.................................   41 1/4   30 1/2
       Third Quarter..................................   39 1/4   29
       Fourth Quarter.................................   38 3/4   25 1/4

1994:
       First Quarter..................................   34 1/2   25 3/4
       Second Quarter.................................   31       24
       Third Quarter..................................   38 1/2   25 1/4
       Fourth Quarter (through December 15, 1994).....   34 1/2   26 1/4

                             General Division Stock
                             ----------------------

1994:
       Fourth Quarter (commencing December 16, 1994)..  $31 3/4  $26 3/4

1995:
       First Quarter..................................   41 1/2   27 1/4
       Second Quarter.................................   44       36
       Third Quarter (through October 12, 1995).......   64 1/4   39 1/2


  On October 12, 1995, the closing sale price of General Division Stock as reported by Nasdaq was $51.75 per share. There were approximately 2,671 holders of record of General Division Stock as of August 31, 1995.

  Genzyme has never paid a cash dividend on any class of its capital stock and currently intends to retain all earnings for use in its business.

                            GENZYME GENERAL DIVISION
                             SUMMARY FINANCIAL DATA

  The following table represents summary historical Combined Statement of Operations Data of the General Division as derived from the General Division's financial statements. The General Division operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data should be read in conjunction with the historical financial statements and notes thereto incorporated herein by reference and the related Management's Discussion and Analysis of Financial Condition and Results of Operations of the General Division presented in this Prospectus. See "Incorporation of Certain Documents by Reference." Amounts are in thousands, except for per share amounts.

                                                                                                                   For the Six
                                                                                                                   Months Ended
                                                                For the Years Ended December 31,                     June 30,
                                                    ---------------------------------------------------------  --------------------
                                                      1990        1991        1992         1993       1994       1994       1995
                                                      ----        ----        ----         ----       ----       ----       ----
Combined Statement of Operations Data (1):
Revenues:
  Net product sales...............................  $ 32,057    $ 72,019     $139,568    $183,366   $238,645   $110,985   $142,325
  Net service sales...............................    13,941      21,503       40,400      50,511     49,686     27,007     24,265
  Revenues from research and development..........    14,690      26,102       36,445      31,810     22,396     10,668     12,927
                                                    --------    --------     --------    --------   --------   --------   --------
                                                      60,688     119,624      216,413     265,687    310,727    148,660    179,517
Operating costs and expenses:
  Cost of products sold...........................    18,239      33,164       52,514      64,704     92,226     40,825     55,369
  Cost of services sold...........................     8,439      14,169       27,254      34,558     32,116     17,017     15,777
  Selling, general and administrative.............    23,521      38,296       58,881      78,015     84,767     42,533     47,600
  Research and development (including research and
   development related to contracts)..............    18,238      25,501       37,324      45,526     51,696     24,461     27,797
  Purchase of in-process research and development.    20,783           -       51,100      24,000          -          -          -
  Goodwill impairment and restructuring costs (2).         -           -            -      26,517          -          -          -
  Charge for purchase options and financing
   expenses (3)...................................     9,050           -       16,905           -          -          -          -
                                                    --------    --------     --------    --------   --------   --------   --------
                                                      98,270     111,130      243,978     273,320    260,805    124,836    146,543
                                                    --------    --------     --------    --------   --------   --------   --------

Operating income (loss)...........................   (37,582)      8,494      (27,565)     (7,633)    49,922     23,824     32,974

Other income and (expenses).......................    11,930      16,710       16,560      18,901     (3,387)     5,550      1,385
                                                    --------    --------     --------    --------   --------   --------   --------

Income (loss) before income taxes and
 extraordinary credit.............................   (25,652)     25,204      (11,005)     11,268     46,535     29,374     34,359

Provision for income taxes........................      (730)    (12,589)     (19,007)     (2,812)   (16,341)   (10,672)   (13,056)
                                                    --------    --------     --------    --------   --------   --------   --------

Income (loss) before extraordinary credit.........   (26,382)     12,615      (30,012)      8,456     30,194     18,702     21,303

Extraordinary credit resulting from utilization of
 operating loss carryforwards.....................         -       8,323            -           -          -          -          -
                                                    --------    --------     --------    --------   --------   --------   --------

Net income (loss).................................   (26,382)     20,938      (30,012)      8,456     30,194     18,702     21,303

Allocated tax benefit generated by Tissue Repair
 Division (pro forma).............................         -         169          203       9,564      1,860        797      3,662
                                                    --------    --------     --------    --------   --------   --------   --------

Net income (loss) attributable to General
 Division Stock...................................  $(26,382)   $ 21,107     $(29,809)   $ 18,020   $ 32,054   $ 19,499   $ 24,965
                                                    ========    ========     ========    ========   ========   ========   ========

Per General Division common and common equivalent
 share:
  Income (loss) before extraordinary credit.......    $(1.56)      $0.54       $(1.33)      $0.69      $1.22      $0.75      $0.89
  Extraordinary credit............................         -        0.36            -           -          -          -          -
                                                    --------    --------     --------    --------   --------   --------   --------
  Net income (loss)...............................    $(1.56)      $0.90       $(1.33)      $0.69      $1.22      $0.75      $0.89
                                                    ========    ========     ========    ========   ========   ========   ========

  Average shares outstanding......................    16,910      23,554       22,370      26,250     26,169     25,988     28,105
                                                    ========    ========     ========    ========   ========   ========   ========
--------------

(1) In October 1992, the General Division acquired all the outstanding common shares of Vivigen, Inc. ("Vivigen") in a transaction accounted for as a pooling of interests. Accordingly, the General Division's financial data have been restated to include Vivigen for all periods presented.

(2) In December 1993, the Company incurred restructuring charges of $2.8 million related to the consolidation of laboratory operations in its Diagnostic Services business. Also in December 1993, the Company expensed $23.7 million for the value of impaired goodwill associated primarily with an acquisition in 1992.

(3) In 1990 and 1992, respectively, the General Division sponsored formation of two special purpose accelerated research corporations, Neozyme Corporation ("Neozyme I") and Neozyme II. In connection with these transactions, the General Division obtained options to acquire all of the equity of such entities under certain circumstances in exchange for the issuance of warrants to acquire General Division Stock. The value assigned to each option ($8.2 million for Neozyme I and $16.9 million for Neozyme II) was charged to operations in the period each option was obtained due to uncertainty as to the General Division's future exercise of these options.

         GENZYME GENERAL DIVISION MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

  In December 1994, Genzyme organized its operations into the General Division, which conducts the Company's Therapeutics, Diagnostic Services, Diagnostic Products and Pharmaceuticals businesses, and GTR, which conducts the Company's activities to develop, produce and market technologically advanced products for the treatment and prevention of serious tissue damage. Simultaneously, the stockholders of Genzyme approved a reclassification of Genzyme's common stock in which the authorized shares of Genzyme common stock were redesignated as General Division Stock on a share-for-share basis and a second class of common stock, TR Stock, was created. General Division Stock and TR Stock are intended to reflect the value and track the performance of the General Division and GTR, respectively, without diminishing the benefits of remaining a single corporation or precluding future transactions affecting either division.

  Genzyme continues to hold title to all of its assets and be responsible for all of its liabilities and the holders of the General Division Stock and the TR Stock have no specific claim against the assets attributed for financial statement presentation purposes to the division whose performance is associated with the class of stock they hold. Liabilities or contingencies of either division that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of both divisions. Accordingly, Genzyme's consolidated financial statements, which are incorporated herein by reference, should be read in conjunction with the financial statements of the General Division or GTR, as appropriate.

Results of Operations

First Six Months of 1995 as compared to the First Six Months of 1994

  Total revenues for the six months ended June 30, 1995 were $179.5 million compared to $148.7 million for the corresponding period in 1994. Product and service revenues were $166.6 million, an increase of 21% over the same period in 1994. Product revenues increased 28% to $142.3 million for the six months ended June 30, 1995, reflecting sales increases in the Therapeutics, Diagnostic Products and Pharmaceuticals businesses of 28%, 20% and 53%, respectively, for the six months ended June 30, 1995. The increase in sales of Therapeutics products resulted primarily from increased shipments of Ceredase(R) enzyme, for which the rate of new patient accruals more than offset dosage reductions, and the market introduction, in the second quarter of 1994, of Cerezyme(R) enzyme, the recombinant form of Ceredase(R) enzyme. The increase in Diagnostic Products sales resulted from sales increases across most product lines including a doubling in revenues from sales of Direct LDL cholesterol tests. The increase in Pharmaceuticals sales resulted from the operations of a Swiss company acquired in July 1994. Diagnostic Services revenues for the six months ended June 30, 1995 declined 10% to $24.3 million, resulting primarily from the divestiture of two small genetic diagnostic laboratories and a decline in identity testing revenues.

  International sales represented approximately 42% of product sales for the six months ended June 30, 1995 compared with approximately 34% for the six months ended June 30, 1994. The increase was due primarily to an increase of 62% for the six months ended June 30, 1995 in the combined international sales of Ceredase(R)/Cerezyme(R) enzyme as well as favorable exchange rates.

  Revenues from research and development contracts for the six months ended June 30, 1995 were $12.9 million, an increase of 21% from the corresponding period in 1994. For the six months ended June 30, 1995 revenues from Neozyme II increased 40% to $11.7 million. In the first quarter of 1994, Genzyme Development Partners provided revenues to the General Division of $0.9 million, thereby exhausting the funds it had available for the funding of the Surgical Products. In the first six months of 1994, consolidation of the operations of Genzyme Transgenics Corporation ("GTC") provided $1.3 million of reported revenues from research and development contracts. Beginning in the fourth quarter of 1994, the division accounts for GTC using the equity method of accounting and, accordingly, no longer reports GTC's revenue from research and development contracts.

  Total gross margin for the six months ended June 30, 1995 was 57%, compared to 58% for the corresponding period in 1994. The General Division provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for the six months ended June 30, 1995 declined to 61% from 63% for the same period in 1994 due primarily to a provision for obsolete fine chemicals inventory as the Company concentrates on its Pharmaceuticals business. Service margins for the six months ended June 30, 1995 decreased to 35% from 37% due to high fixed costs associated with identity testing which experienced a decline in revenues relative to the same period in 1994.

  Selling, general and administrative expenses for the six months ended June 30, 1995 were $47.6 million compared to $42.5 million for the same period in 1994. The increase was due primarily to increased staffing in support of the growth in several product lines and to the ongoing expenses associated with operations acquired or established in 1994. As a percentage of total revenues, selling, general and administrative expenses for the six months ended June 30, 1995 were 27% compared to 29% for the same period in 1994.

  Research and development expenses for the six months ended June 30, 1995 were $27.8 million compared to $24.5 million for the same period in 1994 due to increased efforts on behalf of Neozyme II and increased spending on internal programs.

  Investment income for the six months ended June 30, 1995 totaled $2.5 million compared with $5.8 million for the same period in 1994. Investment income for the six months ended June 30, 1995 includes losses on the sales of securities of approximately $110,000 as compared to gains of $1.6 million on the sales of securities for the corresponding period in 1994. Excluding the effect of these realized gains and losses, investment income for the six months ended June 30, 1995 decreased 38% due to lower average cash and investment balances.

  Interest expense for the six months ended June 30, 1995 was $220,000, net of capitalized interest on construction in progress of $4.8 million. Interest relating to Genzyme's 6 3/4% convertible subordinated notes was $3.4 million, equal to the amount incurred in the same period in 1994. The General Division also incurred interest expense for the six months ended June 30, 1995 of $0.8 million related to a $21.5 million mortgage note issued in the second quarter of 1994, $0.2 million related to a deferred liability established to acquire the remaining shares of a Swiss company acquired, in part, in July 1994 and the remainder related to interest on capitalized leases.

  The tax provision for the six months ended June 30, 1995 varies from the U.S. statutory tax rate because of the provision for state income taxes, losses of subsidiaries which generate no current tax benefit, tax credits and taxes on foreign earnings. The effective tax rate was 38% for the six months ended June 30, 1995 as compared to 36% for the corresponding period in 1994. The increase was due primarily to the expiration of the Orphan Drug tax credit effective December 31, 1994. The allocated tax benefit of $2.0 million generated by GTR reduced the General Division's tax rate to 27% for the six months ended June 30, 1995.

1994 as compared to 1993

  Total revenues for 1994 were $310.7 million, an increase of 17% over 1993. Product and service revenues were $288.3 million, an increase of 23% over 1993. Product revenues increased 30% to $238.6 million reflecting sales increases of 39%, 10% and 17%, respectively, in the Therapeutics, Diagnostic Products and Pharmaceuticals product lines. The increase in sales of Therapeutics products resulted primarily from increased shipments of Ceredase(R) enzyme, for which the rate of new patient accruals more than offset dosage reductions, and the market introduction, in 1994, of Cerezyme(R) enzyme, the recombinant form of Ceredase(R) enzyme. The General Division's results of operations are highly dependent on these products. Related sales increased 39% to $172.0 million and represented 72% of consolidated product sales in 1994 compared to 68% in 1993. The increase in Diagnostic Products sales resulted from increases in sales of immunobiological products, 1994 revenues associated with a European company acquired in April 1993, and a more than doubling in revenues from sales of Direct LDL cholesterol tests. The increase in Pharmaceuticals sales resulted from the operations of a Swiss company acquired in July 1994. Diagnostic Services revenues for 1994 declined 2% to $49.7 million from $50.5 million for 1993. The drop in service revenue resulted from declines in identity testing revenues due primarily to the loss of four state paternity contracts in mid-1993 and the impact of increasing price pressures on public paternity testing. Medical testing also experienced increased price competition due to increases in the number of HMO contracts, although year-to-year revenues remained steady.

  International sales represented approximately 37% of product sales in 1994 compared with 29% in 1993. This increase was due primarily to a 90% increase in the combined international sales of Ceredase(R)/Cerezyme(R) enzyme. International sales are expected to account for a higher proportion of sales in the future due to increased international marketing efforts in all areas of the General Division's business, as well as the impact of expansion through acquisitions of European operations such as those in 1993 and 1994. As the Company's presence in foreign markets increases, the General Division will experience increasing exposure to currency fluctuations which it will attempt to minimize through asset and cash management strategies.

  Revenue from research and development contracts for 1994 was $22.4 million, a decrease of 30% from 1993. In 1993, Neozyme I and Genzyme Development Partners provided revenues to the General Division of $6.3 million and $8.4 million, respectively. Neozyme I, an independent company formed in 1990 to fund accelerated research on products at Genzyme, wound up its business and terminated this funding at the end of 1993 when the General Division purchased the technology associated with its remaining products. Genzyme Development Partners, which funds development of the Surgical Products, exhausted the funds it had available for this purpose during the first quarter of 1994. Revenues from Neozyme II, an independent public company formed in 1992 to fund the development at Genzyme of treatments for cystic fibrosis, increased 40% to $17.8 million for 1994 due primarily to increased activity relating to collaborations with third parties that began in 1993 along with increased efforts internally.

  Gross margins for 1994 were 57%, as compared to 58% for 1993. The General Division provides a broad range of health care products and services, resulting in a range of gross margins depending on the particular market conditions of each product or service. Product margins for 1994 declined to 61% from 65% in 1993 due primarily to lower margins on Ceredase(R) enzyme as a result of the higher cost of purchased material beginning in the second quarter of 1994. Diagnostic Services margins for 1994 increased to 35% from 32% on slightly lower sales volumes due primarily to economies achieved in the consolidation of testing activities.

  Selling, general and administrative expenses for 1994 were $84.8 million, an increase of 9% over 1993. The increase was due primarily to increased staffing in support of the growth in several product lines and to the ongoing operating expenses associated with various operations acquired in 1993 and 1994.

  Research and development expenses for 1994 were $51.7 million, an increase of 14% over 1993 due to increased efforts on behalf of Neozyme II and increased spending on internal programs, including the Surgical Products after the exhaustion of Genzyme Development Partners' funding and a Neozyme I program acquired at the end of 1993.

  In 1994, two transactions resulted in the General Division recording unusual charges totaling $11.4 million before taxes. In December, the General Division charged $9.4 million for the write-off of impaired value of certain equity investments and settled a lawsuit for $2.0 million.

  Investment income for 1994 totaled $9.1 million, compared with $12.2 million for 1993. The decrease resulted from lower average cash and investment balances. Investment income for 1994 and 1993 included gains of $1.4 million and $1.6 million, respectively, on the sales of securities, the majority of which occurred in the first quarter of each period.

  Interest expense for 1994 was $1.4 million, net of capitalized interest of $9.2 million. Interest relating to the General Division's 6 3/4% convertible subordinated notes was $6.7 million in each period. Interest on a December 1993 $39.0 million secured loan, which was outstanding throughout 1994 and repaid in January 1995, was $1.8 million for 1994. The General Division also incurred interest expense in 1994 of $0.9 million related to a $21.5 million mortgage loan used to acquire real property in the second quarter of 1994.

  The tax provision for 1994 varies from the U.S. statutory tax rate because of the provision for state income taxes, losses of majority-owned subsidiaries which generate no current tax benefit, tax credits and taxes on foreign earnings. The effective tax rate was 35% for 1994 as compared to 25% for 1993. The increase was due to changes in U.S. versus foreign taxable income, to the lower proportion of tax exempt securities in the investment portfolio and to certain charges recorded in 1994 for which the General Division received no tax benefit. The allocated tax benefit of $1.9 million generated by GTR reduced the General Division's tax rate to 31%.

1993 as compared to 1992

  The General Division's total revenue for 1993 was $265.7 million, an increase of 23% from 1992.

  Revenues from product sales in 1993 increased $43.8 million or 31% to $183.4 million. Therapeutics revenues were $125.7 million, up 34% from 1992 primarily due to increased sales of Ceredase(R) enzyme. For 1993, these sales totaled $123.9 million (68% of consolidated product sales in 1993 and 1992). Diagnostic Products revenues were $42.8 million in 1993, an increase of 28% over 1992 due primarily to the revenues from two companies acquired in 1993 and a full year of revenues from a company acquired in 1992. The General Division's Pharmaceuticals revenues were $14.8 million in 1993, an increase of 21% from 1992 due to increased sales of existing products and continued development of custom products for new customers. Revenues from Diagnostic Services were $50.5 million in 1993, an increase of $10.1 million, or 25%, over 1992. The increase was due to a full year of revenues from a paternity testing business acquired in mid 1992 and the addition of new accounts and the application of new technology to prenatal genetic testing.

  International sales represented approximately 29% of product sales in 1993 compared with 17% in 1992 due primarily to a 278% increase in international sales of Ceredase(R) enzyme.

  Combined research and development revenues decreased 13% to $31.8 million in 1993. The decrease resulted primarily from the inclusion in 1992 of a $5.0 million one-time license fee from Neozyme II.

  Total operating expenses in 1993 were $222.8 million (net of certain charges of $50.5 million, described below) as compared to $176.0 million (net of certain charges of $68.0 million, described below) in 1992, an increase of 27%. The cost of products sold increased 23% to $64.7 million on a sales increase of 31%. The cost of services increased 27% to $34.6 million on a revenue increase of 25%. Consequently, combined gross margin improved during 1993 to 58% versus 56% in 1992. Gross margin increased in 1993 due to a higher proportion of sales of higher margin products, most notably Ceredase(R) enzyme. Selling, general and administrative expenses increased 32% to $78.0 million in 1993. This increase funded expanded efforts to support the increasing sales and business activity for each of the General Division's product lines, including Ceredase(R) enzyme, and ongoing costs associated with the operations of the two diagnostic products companies acquired during 1993. A portion of the increase also represented a full year of costs associated with the operations of two 1992 acquisitions. Research and development expenses increased 22% to $45.5 million due to the increased efforts by the General Division on behalf of Neozyme II and Genzyme Development Partners and expanded clinical testing activities.

  Investment income for 1993 decreased 44% from 1992 to $12.2 million, which included $1.6 million of realized gains from the sale of securities. The decrease resulted from lower average cash balances due to increased capital spending, and a 1992 realized gain of approximately $4.6 million from the sale of securities. Interest expense, net of amounts capitalized into manufacturing construction projects, decreased 65% to $2.5 million.

  In 1993, several transactions resulted in the General Division recording certain charges totaling $50.5 million before taxes. In December, the General Division completed the purchase of the fetal cell separation technology from Neozyme I for $24.0 million in cash. Also in December, the General Division incurred restructuring charges of $2.8 million and wrote off $23.7 million to reduce the carrying value of intangibles in the Diagnostic Services business. The majority of the write-off ($21.9 million) related to the goodwill recorded in connection with the acquisition of a paternity testing business in mid 1992. The write-off was based on an analysis of that business which indicated that the environment for public paternity testing had changed significantly since the acquisition, and therefore called into question the carrying value of the acquisition-related goodwill. The remaining $1.8 million of write-offs consisted of patent rights and other intangible assets related to earlier acquisitions. In the fourth quarter of 1993, the General Division incurred restructuring charges of $2.8 million related to the consolidation of laboratory operations in its Diagnostic Services business. The expenses were related to severance of $1.2 million for an estimated 45 employees; lease costs of $0.8 million; equipment movement and disposal costs of $0.2 million; costs incurred to restructure the General Division's paternity product line of $0.2 million; and other costs of $0.4 million. All costs were cash expenditures in 1994. The restructuring plan was undertaken to consolidate lab testing services into the General Division's most cost-effective testing locations, transfer accounting functions to the Diagnostic Services headquarters and streamline the paternity product.

  In 1992, the General Division recorded certain charges totaling $68.0 million. In May, in connection with the unit offering by the General Division and Neozyme II, the General Division wrote off $16.9 million, the value of its option to purchase all of Neozyme II's callable common stock due to the uncertainty as to the General Division's future exercise of the option. In December, the General Division completed the purchase of four of the Neozyme I development programs. The purchase price of the Neozyme I programs, $49.0 million, and $2.1 million of purchased technology in connection with a 1993 acquisition were charged to operations as in-process research and development.

  The General Division's effective tax rate was 25% in 1993 compared to 173% in 1992. The rate reduction resulted primarily from the effects of the certain charges described above. Excluding these charges, the General Division would have had an effective tax rate of 28% and 33% in 1993 and 1992, respectively.
In January 1993, the General Division adopted Statement of Financial Accounting Standard No. 109 ("FAS 109") which requires the use of the asset and liability approach for accounting for income taxes. The General Division elected to apply the provisions of FAS 109 retroactively to January 1, 1992 and the adoption had no significant impact on the previously reported results of operations. The effective tax rates for 1993 and 1992, after the allocated tax benefit (pro forma) generated by GTR of $9.6 million and $0.2 million, respectively, were a 60% benefit and a 171% expense.

Liquidity and Capital Resources

  As of June 30, 1995, the General Division had cash, cash equivalents and investments in marketable securities totaling $86.4 million, a decrease of $42.3 million from December 31, 1994. The General Division repaid a $39.0 million term loan in January 1995. In the six months ended June 30, 1995, the General Division spent $25.5 million on increased manufacturing capacity and invested an additional $4.0 million in GTC, an unconsolidated affiliate. These expenditures were financed primarily by operations, $18.9 million, and by the issuance of common stock through exercises of stock options and warrants, $6.7 million.

  The General Division expects that, excluding the proceeds from this offering, its available cash, investments and cash flow from research contracts and product and service sales will be sufficient to finance its planned operations and capital requirements for at least the next two years. Although the General Division currently has substantial cash resources, it has committed to utilize a portion of its resources for certain purposes, such as making certain payments to third parties in connection with strategic collaborations. In addition, working capital and other capital requirements may change because of unanticipated changes in business conditions, and such other considerations as expansion of operations, results of research and development activities, competitive and technological developments, the timing and costs of obtaining required regulatory approvals for new products, and future acquisitions of technology and/or product rights.

  As of June 30, 1995, the General Division had accounts receivable of $80.2 million, an increase of $3.6 million from December 31, 1994, due primarily to increased sales. Inventories increased $5.1 million, or 14%, to $41.9 million as of June 30, 1995 as compared to December 31, 1994. The increase was due primarily to improved Ceredase(R) yields and management's efforts to build Ceredase(R) inventories, support of increased business operations and, in part, to exchange rate fluctuations.

  In January 1995, the General Division renewed its commitment to continue funding, until March 1, 1996, the development of the Surgical Products on behalf of Genzyme Development Partners, whose available funds were fully expended in the first quarter of 1994.

                           ADDITIONAL FINANCIAL DATA
                        GENZYME CORPORATION CONSOLIDATED

 Genzyme Corporation holds title to all of its assets and is responsible for all of its liabilities, and the holders of General Division Stock have no specific claim against the assets attributed for financial statement purposes to the General Division. Liabilities or contingencies of either division that affect the Company's resources or financial condition could affect the financial condition or results of operations of both divisions. Therefore, the following consolidated statement of operations and balance sheet data of the Company are presented as additional information due to the nature of the Company's financial reporting structure.

 The following table represents summary historical statement of operations and balance sheet data of the Company as derived from the its consolidated financial statements. The operating results for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data should be read in conjunction with the historical financial statements and notes thereto, and related Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference." Amounts are in thousands.

                                                                                                                    For the Six
                                                                                                                    Months Ended
                                                               For the Years Ended December 31,                       June 30,
                                                  -------------------------------------------------------------  ------------------
                                                    1990       1991          1992          1993        1994        1994      1995
                                                  ---------  ---------     ---------     ---------    ---------  -------- ---------
Consolidated Statement of Operations Data (1):
Revenues........................................  $ 61,549    $121,916      $219,079      $270,371     $311,051  $148,660  $181,794
Net income (loss) (2)...........................   (25,988)     20,846       (30,317)       (6,095)      16,303    17,555    15,996

                                                                       At December 31,                           At June 30,
                                                  -------------------------------------------------------------  -----------
                                                    1990       1991           1992          1993        1994         1995
                                                  ---------  ---------     ---------     ---------    ---------   ----------
Consolidated Balance Sheet Data:
Cash and investments (3)........................  $ 47,059   $283,473      $248,325       $168,953     $153,460     $102,608
Working capital.................................    62,252    147,007       166,324         99,605      103,871      134,896
Total assets....................................   129,625    403,643       481,896        542,052      658,408      638,880
Long-term debt and capital lease obligations
 excluding current portion (4)..................     5,694    104,609       105,369        144,674      126,729      128,321
Stockholders' equity (5)........................   103,300    268,333       322,613        334,072      418,964      451,308

There were no cash dividends paid.

________________________

(1) In October 1992, the Company acquired all the outstanding common shares of Vivigen in a transaction accounted for as a pooling of interests. Accordingly, the Company's financial data have been restated to include Vivigen for all periods presented.

(2) Net income (loss) includes the purchase of in-process research and development totaling $20.8 million, $51.1 million, $49.0 million and $11.2 million, respectively, for the years ended December 31, 1990, 1992, 1993 and 1994; goodwill impairment and restructuring costs totaling $26.5 million for the year ended December 31, 1993; and charges for purchase options and financing expenses totaling $9.0 million and $16.9 million, respectively, for the years ended December 31, 1990 and 1992.

(3) Cash and investments includes cash, cash equivalents, and short- and long-term investments.

(4) In October 1991, Genzyme issued $100.0 million of its 6 3/4% convertible subordinated notes due October 2001 and received net proceeds of $97.3 million.

(5) In April 1991, Genzyme completed the sale to the public of 4,025,000 shares of Genzyme Common Stock for net proceeds of $136.4 million. In December 1994, Genzyme issued 5,000,000 shares of TR Stock valued at $25.3 million in connection with the acquisition of BioSurface Technology, Inc.

                     DESCRIPTION OF GENZYME CAPITAL STOCK

  The following descriptions are qualified in their entirety by reference to the Articles of Organization of Genzyme Corporation.

General

  Genzyme is authorized to issue 150 million shares of capital stock, consisting of 100 million shares of General Division Stock, 40 million shares of TR Stock and 10 million shares of Preferred Stock. Each class of common stock has the voting powers, qualifications and rights described below.

Dividends

  Genzyme's Articles of Organization provide that dividends on the General Division Stock may be declared and paid only out of the lesser of (a) funds of Genzyme legally available therefor and (b) the Available General Dividend Amount, as defined below, and that dividends on the TR Stock may be paid out of the lesser of (a) funds of Genzyme legally available therefor and (b) the Available Tissue Repair Dividend Amount, as defined below. Under the Massachusetts Business Corporations Law (the "MBCL"), the payment of dividends is permitted if the corporation is not insolvent, the dividend payment does not render the corporation insolvent, and the dividend payment does not violate the corporation's Articles of Organization. Subject to such limitations, the Board may, in its sole discretion, declare and pay dividends exclusively on either class of common stock, or both, in equal or unequal amounts, notwithstanding the amounts available for the payment of dividends on each class, the respective voting and liquidation rights of each class, the amounts of prior dividends declared on each class or any other factor. Genzyme has never paid a cash dividend on any class of its capital stock and currently intends to retain all earnings for use in its business.

  As stated above, in addition to the statutory limitations under the MBCL, dividends on the General Division Stock and TR Stock would be limited to an amount not in excess of the Available General Dividend Amount or the Available Tissue Repair Dividend Amount, respectively. The "available dividend amount" for each of the General Division Stock and the TR Stock is defined to mean generally the greater of (A) the excess of (1) the greater of (a) the fair value of the net assets allocated to the division represented by such class of common stock and (b) an amount equal to stockholders' equity allocated to such division as of June 30, 1994, increased or decreased, as appropriate, to reflect, after June 30, 1994, (i) the net income or loss of such division, (ii) any dividends or other distributions (including by reclassification or exchange) declared or paid with respect to, or repurchases or issuances of, any shares of capital stock attributed to such division, but excluding dividends or other distributions paid in shares of capital stock attributed to such division to the holders thereof, and (iii) any other adjustments to the stockholders' equity of such division made in accordance with generally accepted accounting principles, over (2) the aggregate par value of all outstanding shares of capital stock attributed to such division or (B) the amount legally available for the payment of dividends determined in accordance with the MBCL applied as if such division were a separate corporation.

Exchange of TR Stock

  Genzyme's Articles of Organization do not provide for either mandatory or optional exchange or redemption of the General Division Stock, but do provide that TR Stock may be exchanged for any combination of cash and/or General Division Stock upon the terms described below. Genzyme cannot predict the impact of its ability to effect such exchanges on the market prices of the General Division Stock and TR Stock.

Optional Exchange. At any time after the later of (A) December 31, 1995 or (B) the date on which equity investments in TR Stock by third-party investors or the allocation of cash or cash equivalents from the General Division to GTR, or any combination of such equity investments and allocations, equals an aggregate of at least $10 million, the Board may determine to exchange all outstanding shares of TR Stock for any combination of cash and/or General Division Stock having a Fair Market Value equal to 130% of the Fair Market Value of TR Stock as determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such exchange. Equity investments in TR Stock have exceeded $10 million, and, as a result, the Board could elect to make such an exchange at any time after December 31, 1995.

  The foregoing provision allows Genzyme the flexibility to redeem all outstanding shares of TR Stock and leave outstanding one class of common stock that would represent the residual equity interest in all of Genzyme's businesses. Subject to the limitations described above, the optional exchange could be exercised at any future time if the Board determined that, under the facts and circumstances then existing, an equity structure consisting of two classes of common stock was no longer in the best interests of all of Genzyme's stockholders (including holders of General Division Stock and holders of TR Stock).

Mandatory Exchange. In the event of the Disposition, in one transaction or a series of related transactions, by Genzyme of all or substantially all of the properties and assets allocated to GTR (other than in connection with the Disposition by Genzyme of all or substantially all of its properties and assets in one transaction or a series of related transactions) to any person, entity or group (other than (A) any entity in which Genzyme, directly or indirectly, owns all of the equity interest or (B) certain entities formed in connection with obtaining financing for the programs or products of GTR), Genzyme is required, on or prior to the first business day following the 90th day following the consummation of such Disposition, to exchange each outstanding share of TR Stock for any combination of cash and/or General Division Stock having a Fair Market Value equal to 130% of the Fair Market Value of TR Stock as determined by the trading prices during a specified period prior to the first public announcement by Genzyme of such disposition. Consequently, holders of TR Stock may receive a greater or lesser premium for their shares than any premium paid by a third-party buyer of the assets of GTR. In addition, any such exchange for shares of General Division Stock could be made at a time that is disadvantageous to the holders of either General Division Stock or the holders of TR Stock.

Certain Other Exchange Terms. "Fair Market Value" as of any date means the average of the daily closing prices as reported by the Nasdaq National Market (or the appropriate exchange on which such shares are then traded) for the 20 consecutive days commencing on the 30th trading day prior to such date. In the event such closing prices are unavailable, Fair Market Value will be determined by the Board. Genzyme's Articles of Organization contain the definitions of "Disposition" and "Substantially all of the properties and assets of GTR," as well as certain provisions with regard to required notices of exchanges of TR Stock, treatment of fractional shares, rights to dividends, surrender and exchange of stock certificates, payment of issue and transfer taxes and the treatment of Convertible Securities.

Voting Rights

  Genzyme's Articles of Organization provide that holders of shares of General Division Stock and TR Stock vote together as a single class on all matters as to which common stockholders generally are entitled to vote. On all such matters, each share of General Division Stock has one vote, and through December 31, 1996 each share of TR Stock has .29 votes. Holders of outstanding General Division Stock and TR Stock currently have approximately 89% and 11%, respectively, of the total voting power of Genzyme. The percentages of the total voting power of Genzyme held by the holders of General Division Stock and TR Stock, upon completion of this offering and assuming the over-allotment option granted to the underwriters in connection with the TR Stock Offering is not exercised, will be approximately 89.5% and 10.5%, respectively. On January 1, 1997 and on January 1 every two years thereafter, the number of votes to which each share of TR Stock is entitled would be adjusted to equal the ratio of the Fair Market Value of one share of TR Stock to the Fair Market Value of one share of General Division Stock as of such date. The voting rights of TR Stock will also be appropriately adjusted so as to avoid dilution in the aggregate voting rights of either class in the event the outstanding shares of either class are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of either class as a dividend or a distribution to holders of shares of that class. If shares of only one class of common stock are outstanding, or if shares of any class of common stock are entitled to vote separately as a class, each share of that class would have one vote.

  The relative voting rights of General Division Stock and TR Stock are adjusted from time to time as described above so that a holder's voting rights may more closely reflect the market value of such holder's equity investment in Genzyme. Adjustments in the relative voting rights of General Division Stock and TR Stock may influence an investor interested in acquiring and maintaining a fixed percentage of Genzyme's voting power to acquire such percentage of both classes of common stock, and will limit the ability of investors in one class to acquire for the same consideration relatively greater or lesser voting power per share than investors in the other class. To the extent the relative market values of General Division Stock and TR Stock change prior to the first scheduled adjustment or in between any scheduled adjustments, however, an investor in one class of common stock may acquire relatively more or less voting power for the same consideration when compared with investors in the other class of common stock.

  In addition to matters on which the holders of the General Division Stock and the TR Stock vote together as a single class of stock, Genzyme's Articles of Organization require the approval by the holders of the affected class of common stock at a meeting at which a quorum is present and the votes cast in favor of the proposal exceed those cast against to:

       (1) allow any proceeds from the disposition of the properties or assets allocated to either division to be used in the business of the other division without fair compensation;

       (2) allow any properties or assets allocated to either division to be used in the business of the other division or for the declaration or payment of any dividend or distribution on any class of common stock not attributed to such division without fair compensation;

       (3) issue shares of either class of common stock without allocating the proceeds of such issuance to the division represented by such class of common stock (provided, however, that Genzyme may without such approval issue General Designated Shares and TR Designated Shares, as each such term is defined below under the heading "TR Designated Shares and General Designated Shares");

       (4) change the rights or preferences of any class of common stock so as to affect the class adversely; or

       (5) effect any merger or business combination involving Genzyme as a result of which (a) the holders of all classes of common stock of Genzyme shall no longer own, directly or indirectly, at least fifty percent (50%) of the voting power of the surviving corporation and (b) the holders of all classes of common stock of Genzyme do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each class of common stock as of the date of the first public announcement of such merger or business combination.

  In addition to the voting rights provided in Genzyme's Articles of Organization, the approval of the holders of a majority of the outstanding shares of each class of common stock, voting separately as a class, is required under the current MBCL to approve any amendment to the Articles of Organization that would alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The MBCL does not currently provide for any other separate voting rights for a class of common stock. Consequently, because most matters brought to a stockholder vote will only require the approval of a majority of all of Genzyme's outstanding capital stock entitled to vote on such matters (including both classes of common stock) voting together as a single class and because the holders of General Division Stock currently have more than the number of votes required to approve any such matter, such holders would be in a position to control the outcome of the vote on such a matter. See "Risk Factors - Risks Related to Two Classes of Common Stock - No Additional Separate Voting Rights."

Liquidation Rights

  Genzyme's Articles of Organization provide that holders of outstanding shares of General Division Stock and TR Stock will receive the assets, if any, remaining for distribution to common stockholders on a per share basis in proportion to the respective per share liquidation units of each class and such holders will have no direct claim against any particular assets of Genzyme or any of its subsidiaries. Each share of General Division Stock will have one liquidation unit and each share of TR Stock will have .29 liquidation units (equal to the number of votes to which each share of TR Stock was entitled on December 16, 1994). The liquidation units of TR Stock will be appropriately adjusted so as to avoid dilution in the aggregate liquidation rights of either class in the event the outstanding shares of either class are subdivided (by stock split, reclassification or otherwise) or combined (by reverse stock split, reclassification or otherwise), or in the event of the issuance of shares of either class as a dividend or a distribution to holders of shares of that class, but will not otherwise be adjusted.

  A merger or business combination involving Genzyme or a sale of all or substantially all of the assets of Genzyme will not be treated as a liquidation. However, Genzyme may not, without approval by the holders of the affected class of Common Stock at a meeting at which a quorum is present and the votes cast in favor of the action exceed those cast against, effect any merger or business combination involving Genzyme as a result of which (a) the holders of all classes of common stock of Genzyme shall no longer own, directly or indirectly, at least fifty percent of the voting power of the surviving corporation, and (b) the holders of all classes of common stock of Genzyme do not receive the same form of consideration, distributed among such holders in proportion to the market capitalization of each class of common stock as of the date of the first public announcement of such merger or business combination.

TR Designated Shares and General Designated Shares

  Prior to the formation of GTR in December 1994, the Board determined that the initial pro forma equity interest in GTR would be represented by 10 million shares of TR Stock. This number of shares of TR Stock was established based on the desired initial trading range of TR Stock, prevailing market conditions, financial and operating information of GTR and the price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of GTR. 5.0 million shares of TR Stock, representing 50% of the initial pro forma equity interest in GTR, were issued in connection with Genzyme's acquisition of BioSurface Technology, Inc. ("BioSurface") to holders of BioSurface Common Stock. The other 50% of the initial pro forma equity interest in GTR was represented by 5.0 million "TR
Designated Shares."   TR Designated Shares are authorized shares of TR Stock
which are not issued and outstanding, but which the Board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of such issuance, sale or distribution to GTR. Genzyme issued approximately 3,400,000 of such TR Designated Shares as a stock dividend to holders of General Division Stock of record on December 16, 1994, the date of the acquisition of BioSurface. The remaining initial TR Designated Shares were reserved for issuance upon the exercise of General Division stock options and warrants and the conversion of convertible notes outstanding on December 16, 1994. As of August 1, 1995, there were 1,285,763 TR Designated Shares, 1,275,914 of which were reserved for issuance upon the exercise or conversion of outstanding stock options, warrants and notes that are exercisable or convertible into General Division Stock. The shares of TR Stock that are issuable with respect to the TR Designated Shares are not outstanding shares of TR Stock, are not eligible to receive dividends, and cannot be voted by Genzyme.

  The number of TR Designated Shares is subject to adjustment. The number will be (A) adjusted as appropriate to reflect subdivisions (by stock split or otherwise) and combinations (by reverse stock split or otherwise) of TR Stock and dividends or distributions of shares of TR Stock to holders of TR Stock and other reclassifications of TR Stock, (B) decreased by (1) the number of shares of TR Stock issued by Genzyme, the proceeds of which are allocated to the General Division, (2) the number of shares of TR Stock issued upon the exercise or conversion of options, warrants and other securities attributed to the General Division, and (3) the number of any shares of TR Stock issued by Genzyme as a dividend or distribution or by reclassification, exchange or otherwise to holders of General Division Stock (including the 3,400,000 shares of TR Stock distributed to holders of General Division Stock in December 1994 as described above), and (C) increased by (1) the number of any outstanding shares of TR Stock repurchased by Genzyme, the consideration for which was allocated to the General Division, (2) one for each $10.00 allocated from the General Division to GTR from time to time upon an exercise by the General Division of its option to allocate to GTR up to $30 million in exchange for TR Designated Shares and (3) the number equal to the fair value (as determined by the Board) of assets or properties allocated to the General Division that are reallocated to GTR (other than reallocations that represent sales at fair value between such divisions or reallocations described in the foregoing clause (C)(2)) divided by the Fair Market Value of one share of TR Stock as of the date of the reallocation; Genzyme is prohibited by the Articles of Organization from taking any action which would have the effect of reducing the number of TR Designated Shares to a number which is less than zero.

  Genzyme's Articles of Organization also contain provisions for "General Designated Shares," which are authorized shares of General Division Stock that Genzyme may issue without allocating any consideration to the General Division. Currently, there are no General Designated Shares. However, General Designated Shares may be created if, for example, the Board determines that programs or other assets reallocated from GTR to the General Division will be accounted for as an increase in General Designated Shares rather than as a transfer of cash or other assets of the General Division having a fair value equal to GTR assets reallocated. Notwithstanding the foregoing, by agreement with BioSurface, Genzyme adopted a policy that no Key TR Program (as defined in "Management and Accounting Policies Covering the Relationship of Genzyme Divisions - Inter-Division Asset Transfers") may be transferred out of GTR without a class vote of the holders of TR Stock except in certain limited circumstances, and no reallocation of other programs or assets of GTR may be accounted for as an increase in General Designated Shares without a class vote of the holders of TR Stock. Genzyme has also agreed that this policy will not be changed without a class vote of the holders of TR Stock. Consequently, any decision by the Board to account for a reallocation of any programs or assets of GTR as an increase in General Designated Shares would require a class vote of the holders of TR Stock.

  The number of General Designated Shares will be subject to adjustment in a manner substantially similar to adjustments to the number of TR Designated Shares.

  Whenever additional shares of any class of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold from the TR Designated Shares or the General Designated Shares, which shall reduce the number of TR Designated Shares or General Designated Shares, as the case may be, and the proceeds of which may be used for any proper corporate purpose. In the event Genzyme repurchases outstanding shares of any class of common stock, it will identify the number of shares that are repurchased for consideration that was allocated to the General Division and the number of shares that are repurchased for consideration that was allocated to GTR and the number of TR Designated Shares or General Designated Shares may increase accordingly.

"Anti-Takeover" Provisions

Contractual Measures. The Articles of Organization and By-Laws of Genzyme contain provisions that could discourage potential takeover attempts and prevent stockholders from changing the Genzyme's management, including authorization of the Board to issue shares of preferred stock in series, enlarge the size of the Board and fill any vacancies on the Board, and restrictions on the ability of stockholders to call a special meeting of stockholders, bring business before an annual meeting and nominate candidates for election as directors. Genzyme also has agreements with certain officers containing change of control provisions.

  In addition, Genzyme has a stockholder rights plan. Under this plan, each outstanding share of General Division Stock and TR Stock also represents a right that, under certain circumstances, may trade separately from the General Division Stock and TR Stock, respectively. The rights, which are not currently exercisable, under certain circumstances will permit their holders (other than an acquiror) to purchase at a favorable price large amounts of General Division Stock, TR Stock or securities of a successor to Genzyme with the result that an acquiror's interest in Genzyme would be substantially diluted. The description and terms of the rights are set forth in an Amended and Restated Rights Agreement between Genzyme and American Stock Transfer and Trust Company as Rights Agent.

Business Combination Statute. Massachusetts' "Business Combination" statute provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of its board of directors (an "interested stockholder"), he may not engage in certain transactions with the corporation for a period of three years. There are certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 90% of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder, the prohibition does not apply.

  Genzyme is subject to the Massachusetts Business Combination statute unless it elects not to be governed by the statute in its Articles of Organization or By-laws. Genzyme has not made such election and does not currently intend to make such an election.

Control Share Acquisition Statute. The Massachusetts Control Share Acquisition statute provides that a person (hereinafter, the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a corporation that when combined with shares already owned, would increase the acquiror's ownership to at least 20%, 33 1/3%, or a majority of the voting stock of the corporation, must obtain the approval of a majority in interest of the shares held by all stockholders, excluding shares held by the acquiror and the officers and inside directors of the corporation, in order to vote the shares acquired. The statute does not require the acquiror to consummate the purchase before the stockholder vote is taken.

  The Control Share Acquisition statute permits a Massachusetts corporation to elect not to be governed by these provisions by including such an election in its articles of organization or by-laws. The Genzyme By-Laws contain a provision pursuant to which Genzyme elected not to be governed by the Massachusetts Control Share Acquisition statute. However, if at a future date the Board determines that it is in the best interests of Genzyme and its stockholders that Genzyme be governed by the statute, Genzyme's By-Laws may be amended to permit it to be governed by such statute. Any such amendment, however, would apply only to acquisitions crossing the thresholds which occur after the effective date of such amendment.

                  MANAGEMENT AND ACCOUNTING POLICIES GOVERNING
                     THE RELATIONSHIP OF GENZYME DIVISIONS

  Genzyme has adopted the following policies to govern the management of GTR and its relationship to the General Division. Except as otherwise stated below, the policies may be modified or rescinded in the sole discretion of the Board without approval of Genzyme stockholders, subject only to the Board's fiduciary duty to Genzyme's stockholders. The Board may also adopt additional policies depending upon the circumstances. Any determination of the Board to modify or rescind such policies, or to adopt additional policies, including any such decision that would have disparate impacts upon holders of the two classes of common stock, would be governed by the principles of Massachusetts law discussed under "Risk Factors - Risks Related to Two Classes of Common Stock - No Rights or Additional Duties with Respect to the Divisions; Potential Conflicts." In addition, generally accepted accounting principles require that any change in policy be preferable (in accordance with such principles) to the previous policy.

Purpose of GTR. The purpose of GTR is to create a business with a comprehensive approach to the field of tissue repair by developing and commercializing a portfolio of novel products for the treatment and prevention of serious tissue injury (excluding products developed on behalf of Genzyme Development Partners). In addition to the programs initially assigned to GTR, it is expected that the GTR portfolio will expand through the addition of complementary products and programs developed either internally or externally to the division, including acquiring or in-licensing from outside of Genzyme. Other than the method of financing, GTR is operated and managed similarly to other Genzyme divisions.

Revenue Allocation. Revenues from the sale of a division's products are credited to that division. The cost of research done by one division for the benefit of another division is charged to the division for which the work is done in the manner described in the following paragraph. The division performing the research does not recognize revenue as a result of such research.

Expense Allocation. All direct expenses are charged to the division for the benefit of which they are incurred. Corporate and general and administrative expenses and other shared services or other indirect costs are allocated to each division in a reasonable and consistent manner based on utilization by the division of the services to which such costs relate. To the extent borrowings are deemed to occur between divisions, inter-division accounts will be established with interest imputed at the rate then available to Genzyme for short-term borrowings.

Tax Allocations. Income taxes are allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme, any projected tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to any other division without any compensating payment or allocation.

Acquisitions of Programs, Products or Assets. Upon the acquisition by Genzyme from a third party of any additional programs, products or assets (whether by acquisition of assets or stock, merger, consolidation or otherwise), the aggregate cost of the acquisition and the programs, products or assets acquired will be allocated among the divisions to which such programs, products or assets are assigned. Such assignment and allocation will be made by the Board taking into account such matters as the Board and its financial advisors, if any, deem relevant. Any such determination by the Board will be final and binding on all holders of all classes of common stock.

Disposition of Programs, Products or Assets. Upon any sale, transfer, assignment or other disposition by Genzyme of any product, program or asset not consisting of all or substantially all of the assets of a division, all proceeds from such disposition will be allocated to the division to which the program, product or asset had been allocated, and such proceeds will be used for the benefit of such division. If a program, product or asset is allocated to more than one division, the proceeds of the disposition will be allocated among such divisions based on their respective interests in such program, product or asset. Such allocation will be made by the Board taking into account such matters as the Board and its financial advisors, if any, deem relevant. Any such determination by the Board will be final and binding on all holders of all classes of common stock.

Inter-Division Asset Transfers. The Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations will be done at fair market value, determined by the Board, taking into account, in the case of a program under development, the commercial potential of such program, the phase of clinical development of such program, the expenses associated with realizing any income from such program, the likelihood and timing of any such realization and other matters that the Board and its financial advisors deem relevant. The consideration for such reallocation may be paid by one division to another in cash or, in lieu of cash or other consideration, the Board may elect to account for a reallocation of assets from GTR to the General Division as an increase in the number of General Designated Shares and a reallocation of assets from the General Division to GTR as either an increase in the number of TR Designated Shares or a reduction in the General Designated Shares, if any, except that a reallocation of assets from GTR to the General Division may not be accounted for as an increase in General Designated Shares without a class vote of the holders of the TR Stock.

  Notwithstanding the foregoing, no Key TR Program, as defined below, may be transferred out of GTR without a class vote of the holders of the TR Stock unless the Board determines that such Key TR Program has application outside of the field of tissue repair (in which case it may be transferred out only for the non-tissue repair applications). A "Key

TR Program" is any of the following: (i) Vianain(R) Debriding Product for debridement of necrotic or damaged tissue; (ii) TGF-(B)\\2\\ for all indications licensed from Celtrix Pharmaceuticals, Inc. as of December 16, 1994; (iii) Epicel(TM) cultured epithelial cell autografts for tissue replacement or repair;
(iv) Acticel(TM) cultured epithelial cell allografts for tissue replacement or repair; (v) CARTICEL(TM) Autologous Chondrocyte Service; and (vi) any additional tissue repair program or product being developed from time to time in GTR which
(a) constituted 20% or more of the research and development budget of GTR in any of three most recently completed fiscal years or (b) has had a cumulative investment of $8 million or more in research and development expenses by GTR.

  The foregoing policies regarding transfers of assets between divisions may not be changed by the Board without a class vote of the holders of the TR Stock.

Access to Technology and Know-How. GTR and the General Division each have free access to all technology and know-how of Genzyme that may be useful in such division's business, subject to any obligations or limitations applicable to Genzyme.

Disposition of TR Designated Shares. The TR Designated Shares may be (i) issued upon the exercise of outstanding stock options and warrants and the conversion of outstanding convertible notes allocated to the General Division, (ii) subject to the restrictions set forth in the following paragraph, sold for any valid business purpose, or (iii) distributed as a dividend to the holders of shares of General Division Stock, all as determined from time to time by the Board in its sole discretion. Genzyme distributed approximately 3.4 million of the initial
5.0 million TR Designated Shares as a stock dividend to holders of Genzyme common stock of record on December 16, 1994, and reserved the remaining initial TR Designated Shares for issuance upon the exercise or conversion of stock options, warrants and convertible notes outstanding as of December 15, 1994. To the extent that any such remaining initial TR Designated Shares are not used for such purposes, the Board may issue them for any other valid business purposes without crediting any proceeds to GTR.

Issuance of Additional Shares of any Class of General Division Stock. If additional shares of any class of common stock are issued and sold by Genzyme, Genzyme will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold that will reduce the number of Designated Shares from such division and the proceeds of which may be used for any valid business purpose. Notwithstanding the foregoing, Genzyme will not sell any shares of TR Stock without allocating the proceeds to GTR (except upon exercise or conversion of options, warrants or convertible notes outstanding as of December 16, 1994) unless (i) the Board determines that GTR has cash sufficient to fund its operations for at least the next 12 months or (ii) shares of TR Stock concurrently being sold for the account of GTR will produce proceeds sufficient to fund GTR's cash needs for the next 12 months.

Reservation of Shares of TR Stock. Genzyme has reserved approximately 2,000,000 shares of TR Stock for issuance to Genzyme employees pursuant to grants made after December 15, 1994 under one or more employee incentive plans.

Open Market Purchases of Shares of any Class. Genzyme may make open market purchases of any class of its common stock in accordance with applicable securities law requirements; provided, however, that such purchases of TR Stock may not be made if as an immediate result thereof the number of TR Designated Shares would represent more than 60% of the number of TR Designated Shares plus the number of outstanding shares of TR Stock. Such restriction is intended to prevent Genzyme from using open market purchases to effect a redemption of the TR Stock without paying the 30% premium required for a complete redemption of TR Stock under the terms of Genzyme's Articles of Organization. In addition, within 90 days of any open market purchase of any class of common stock, Genzyme may not exchange shares of such class for cash or shares of any other class of common stock.

Class Voting. In addition to any shareholder approval required by Massachusetts law, whenever the approval of the holders of a class of common stock is required to take any action pursuant to these policies or Genzyme's Articles of Organization, such requirement will be satisfied if a meeting of the holders of such class is held at which a quorum is present and the votes cast in favor of the proposed action exceed the votes cast against.

Non-Compete. Genzyme will not develop products outside of GTR that compete or would compete in the market with products being developed or sold by GTR.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated October 12, 1995 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation, Cowen & Company, Lehman Brothers Inc. and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of shares of General Division Stock:

                                                                Number of
                Underwriter                                      Shares
                -----------                                     ---------
         CS First Boston Corporation..........................    385,000
         Cowen & Company......................................    385,000
         Lehman Brothers Inc..................................    385,000
         PaineWebber Incorporated.............................    385,000
         Advest, Inc..........................................     30,000
         Bear, Stearns & Co. Inc..............................     60,000
         Dillon, Read & Co. Inc...............................     60,000
         Donaldson, Lufkin & Jenrette Securities Corporation..     60,000
         Hambrecht & Quist LLC................................     60,000
         Hoefer & Arnett Incorporated.........................     30,000
         Invemed Associates, Inc..............................     60,000
         Janney Montgomery Scott Inc..........................     30,000
         Josephthal Lyon & Ross Incorporated..................     30,000
         Ladenburg, Thalmann & Co. Inc........................     30,000
         Merrill Lynch, Pierce, Fenner & Smith Incorporated...     60,000
         Montgomery Securities................................     60,000
         Morgan Stanley & Co. Incorporated....................     60,000
         Needham & Company, Inc...............................     30,000
         Oppenheimer & Co., Inc...............................     60,000
         Raymond James & Associates, Inc......................     30,000
         Robertson, Stephens & Company, L.P...................     60,000
         Salomon Brothers Inc.................................     60,000
         Smith Barney Inc.....................................     60,000
         Vector Securities International, Inc.................     30,000
                                                                ---------
                  Total.......................................  2,500,000
                                                                =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of General Division Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 375,000 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of General Division Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of General Division Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of General Division Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $1.26 per share, and the Underwriters and such dealers may allow a discount of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

  In connection with this offering, CS First Boston Corporation and certain of the Underwriters and selling group members (if any) and their respective affiliates have engaged in passive market making transactions on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during a period before commencement of offers or sales of the shares of General Division Stock offered hereby. The passive market making transactions must comply with the applicable volume and price limits and be identified as such.

  The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of General Division Stock or securities convertible into or exchangeable or exercisable for any shares of General Division Stock, other than pursuant to employee benefit plans and upon the exercise or conversion of outstanding warrants and convertible notes, without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

  CS First Boston Corporation and PaineWebber Incorporated provided financial advisory services to Genzyme and BioSurface, respectively, in connection with BioSurface's merger with and into a wholly-owned subsidiary of Genzyme in December 1994. In addition, the Representatives and certain other Underwriters have from time to time provided other investment banking services to the Company for customary fees and may continue to do so in the future.


                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of the General Division Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of General Division Stock are effected. Accordingly, any resale of the General Division Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the General Division Stock.

Representations of Purchasers

  Each purchaser of General Division Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such General Division Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action and Enforcement

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

  A purchaser of General Division Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any General Division Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of the General Division Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL OPINIONS

  The validity of the General Division Stock offered hereby will be passed upon for the Company by Palmer & Dodge, Boston, Massachusetts. Peter Wirth, a partner of Palmer & Dodge, is Clerk of the Company. Certain legal matters will be passed upon for the Company by Mark A. Hofer, Senior Vice President and General Counsel of the Company. As of August 1, 1995, Mr. Hofer beneficially owned 75,738 and 15,468 shares of General Division Stock and TR Stock, respectively, including shares subject to options exercisable within 60 days, and 5,000 shares of the common stock of IG Laboratories, Inc., a majority owned subsidiary of Genzyme. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of Genzyme Corporation, the combined financial statements of Genzyme General Division and the combined financial statements of Genzyme Tissue Repair Division as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 included in Genzyme's Annual Report on Form 10-K, as amended by Amendments No. 1 and 2 thereto on Form 10-K/A, that have been incorporated by reference into this Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The financial statements and financial statement schedules of BioSurface Technology, Inc. as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993 appearing at pages III-19 to III-42 of Annex III to the Company's Registration Statement on Form S-4 (File No. 33-83346) that have been incorporated by reference into this Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  12
Capitalization...........................................................  13
Price Range of General Division Stock and Dividend Policy................  14
Genzyme General Division
 Summary Financial Data..................................................  15
Genzyme General Division Management's Discussion and Analysis of
 Financial Condition and Results of Operations...........................  16
Additional Financial Data
 Genzyme Corporation Consolidated........................................  22
Description of Genzyme Capital Stock.....................................  23
Management and Accounting Policies Governing the Relationship of
 Genzyme Divisions.......................................................  28
Underwriting.............................................................  31
Notice to Canadian Residents.............................................  32
Legal Opinions...........................................................  33
Experts..................................................................  33

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                        [LOGO OF GENZYME APPEARS HERE]


                               2,500,000 Shares
                               General Division
                                 Common Stock
                               ($.01 par value)


                                  PROSPECTUS

                                CS First Boston

                                Cowen & Company

                                Lehman Brothers

                           PaineWebber Incorporated

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